UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

PCS EDVENTURES!.COM, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

69325N 102

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

1.	Names of Reporting Persons: Daniel S. Fuchs and barbara j. fuchs

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER:7,019,230 shares.

BENEFICIALLY OWNED	8.	SHARED VOTING POWER: 1,472,930 shares.

BY EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER: 7,019,230 shares.

	10.	SHARED DISPOSITIVE POWER: 1,472,930 shares.

11.	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Aggregate amount of shares beneficially owned by Daniel S. Fuchs, 8,492,160, which includes 2,019,230 shares held jointly with his wife Barbara J. Fuchs, 5,000,000 shares held solely by Daniel S. Fuchs, and 1,472,930 shares representing Daniel S. Fuchs’ 33.3% ownership in K2RED, LLC.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

8.5% of the issued and outstanding shares are beneficially owned by Daniel Fuchs, based on 100,308,372 shares outstanding on December 27, 2016, as reflected by information received from our transfer agent and our books and records.

14.	TYPE OF REPORTING PERSON.

IN

Item 1. Security and Issuer.

Title of Securities: Common Stock, no par value per share.

Name of Issuer: PCS Edventures!.com, Inc., an Idaho corporation (the “Company”), 345 Bobwhite Court, Suite #200, Boise, Idaho, 83706.

Item 2. Identify and Background.

(a) Name of Persons Filing. This Schedule 13D is being filed for Daniel S. Fuchs.

(b) Address: 3072 Heatherwood Rd. Twin Falls, ID 83301.

(c) Principal Occupation: Daniel S. Fuchs is a Pharmacist.

(d) During the last five years, Daniel S. Fuchs has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Daniel S. Fuchs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Consideration

On July 18, 2016, Daniel S. and Barbara J. Fuchs purchased 1,250,000 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.08 per share. On July 18, 2016, K2RED LLC purchased 1,250,000 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.08 per share. Daniel S. Fuchs owns 33.3% of K2RED LLC equating to indirect ownership of 416,625 shares.

On September 28, 2016, Daniel S. and Barbara J. Fuchs purchased 769,230 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.065 per share. On September 28, 2016, K2RED LLC purchased 2,307,692 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.065 per share. Daniel S. Fuchs owns 33.3% of K2RED LLC equating to indirect ownership of 769,154 shares.

On November 14, 2016, K2RED LLC purchased 861,538 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.065 per share. Daniel S. Fuchs owns 33.3% of K2RED LLC equating to indirect ownership of 287,151 shares.

On December 13, 2016, Daniel S. Fuchs purchased 5,000,000 shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement for $0.05 per share.

Item 4. Purpose of Transaction.

Daniel S. Fuchs purchased shares of PCS Edventures!.com, Inc. restricted Rule 144 Common Stock in a private equity sale agreement both personally and through K2RED LLC on July 18, September 28, November 14, and December 13, 2016, for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially owned. As of the date hereof, Daniel S. Fuchs owns directly approximately 8.5% of the Company’s Common Stock based on 100,308,372 shares outstanding on December 27, 2016.

(b)	Number of shares as to which such person has:

Sole power to vote or to direct vote: 7,019,230 shares.
Shared power to vote or to direct the vote: 1,472,930 shares.
Sole power to dispose or to direct the disposition of: 7,019,230shares.
Shared power to dispose or to direct the disposition of: 1,472,930 shares.

(c)	None.

(d)	None; not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016	/s/ Daniel Fuchs
Daniel Fuchs